UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For 7 January 2013

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)

Form 20-F X   Form 40-F

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes   No X



Notice of presentation and conference calls regarding Harmony's Kusasalethu mine to be held today, 7 January 2013, at 10:00

Johannesburg. Monday, 7 January 2013. Harmony Gold Mining Company Limited ('Harmony' or the 'Company') advises that a live presentation has been scheduled for 10:00 SA time (08:00 UK time, 18:00 Brisbane time, 03:00 New York/Boston time) today at the Hilton Sandton Hotel, Ballroom 3 to share the results of the operational and financial review completed at Harmony's Kusasalethu mine. The event will simultaneously be transmitted via webcast (link: http://www.corpcam.com/Harmony07012013) and via conference call. All investors and media are invited to attend the event.

In addition, an international conference call has been scheduled for 15:00 SA time (13:00 UK time, 23:00 Brisbane time, 08:00 New York/Boston time) today to allow our international investors and journalists to share in the Kusasalethu story.

Conference call dial in details are:

South Africa	Toll-free:	0 800 200 648
South Africa – Johannesburg:	Toll:	011 535 3600 / 010 201 6616
South Africa – Cape Town	Toll-free:	021 819 0900
UK	Toll-free:	0 800 917 7042
USA	Toll:	+ 1 412 858 4600
USA	Toll-free:	+ 1 800 860 2442
Australia	Toll-free:	1 800 350 100
Other Countries	Toll:	+27 11 535 3600

Replay numbers:

South Africa	Toll:	011 305 2030
UK	Toll-free:	0 808 234 6771
USA and Canada	Toll:	1 412 317 0088
Other Countries	Toll:	+27 11 305 2030

Replay codes:
Conference call at 10:00(SA time): 22977#
International conference call at 15:00 (SA time): 22980#

ends.

Issued by Harmony Gold Mining Company Limited

7 January 2013

For more details contact:

Henrika Basterfield
Investor Relations Officer

+27 (0) 82 759 1775 (mobile)

Marian van der Walt
Executive: Corporate and Investor Relations

+27 (0) 82 888 1242 (mobile)

Corporate Office:
Randfontein Office Park
P O Box 2
Randfontein
South Africa 1760
T +27 (11) 411 2000

www.harmony.co.za

JSE: HAR
NYSE: HMY
ISIN No.: ZAE000015228

Registration number:
1950/038232/06

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 7, 2013

Harmony Gold Mining Company Limited

By: /s/ Frank Abbott

Name: Frank Abbott
Title: Financial Director